Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-169772

PUBLIC SERVICE COMPANY OF COLORADO
(a Colorado corporation)

$250,000,000 2.50% FIRST MORTGAGE BONDS, SERIES NO. 25 DUE 2023
$250,000,000 3.95% FIRST MORTGAGE BONDS, SERIES NO. 26 DUE 2043

Issuer:	Public Service Company of Colorado (a Colorado corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A2/A/A (Stable/Stable/Positive) (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	March 19, 2013
Settlement Date:	March 26, 2013 (T+5)
Interest Payment Dates:	Each March 15 and September 15, commencing September 15, 2013
Principal Amount:	$250,000,000	$250,000,000
Maturity Date:	March 15, 2023	March 15, 2043
Reference Benchmark:	2.00% due February 15, 2023	2.75% due November 15, 2042
Benchmark Price:	100-28	92-17
Benchmark Yield:	1.903%	3.139%
Re-offer Spread:	+65 bps	+85 bps
Re-offer Yield:	2.553%	3.989%
Coupon:	2.50%	3.95%
Price to Public:	99.537%	99.323%
Net Proceeds to Issuer: Make-Whole Call:	$247,217,500 (before transaction expenses) Prior to September 15, 2022, T+10 bps	$246,120,000 (before transaction expenses) Prior to September 15, 2042, T+15 bps
Par Call:	On or after September 15, 2022 at par	On or after September 15, 2042 at par
CUSIP/ISIN: Minimum Denominations:	744448CH2/ US744448CH28 $1,000	744448CJ8/ US744448CJ83
Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC UBS Securities LLC Wells Fargo Securities, LLC

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co., toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, UBS Securities LLC toll-free at 1- 877-827-6444, extension 561 3884, or Wells Fargo Securities, LLC, toll free at 1-800-326-5897.